EXHIBIT 99.1

Neptune Participates in the Equity Financing of Acasti Pharma

LAVAL, Quebec, Dec. 3, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces that it acquired securities of its subsidiary Acasti Pharma Inc. ("Acasti") in connection with the closing of Acasti's US$23 million public offering (the "Offering") of units ("Units"), which closed today and pursuant to which 18.4 million Units were issued.

Neptune acquired 592,500 Units at a price of US$1.25 per unit under the Offering, for a total consideration of US$740,625. Each Unit consists of one (1) Class A share ("Common Share") and one (1) Common Share purchase warrant ("Warrant") of Acasti. Each Warrant entitles the holder to purchase one Common Share ("Warrant Share") at an exercise price of US$1.50 per Warrant Share, subject to adjustment, at any time until December 3, 2018. Further to the closing of the Offering, Neptune has beneficial ownership and control over 51,942,183 Common Shares and 592,500 Common Share purchase warrants of Acasti, representing approximately 49.95% of the issued and outstanding Common Shares in the capital of Acasti (approximately 50.2% on a partially-diluted basis). Neptune acquired the Units for investment purposes only and may in the future take such actions in respect of its shareholdings in Acasti as it may deem appropriate in light of the circumstances then existing.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune has a patented process of extracting oils from Antarctic krill and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 1000, Laval, Quebec.

Through its subsidiaries Acasti and NeuroBioPharm Inc. ("NeuroBio"), in which Neptune respectively holds approximately 51.1% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com